UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42114

Big Tree Cloud Holdings Limited

Building B4, Qianhai Shengang Fund Town

Nanshan District, Shenzhen, China 518052

+86 0755 2759-5623

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Resignation of Director

On January 2, 2026, Yumao Huang resigned from his position as a director of the board of directors (the “Board”) of the Company, effective immediately. Mr. Huang indicated that his resignation was not the result of any disagreement with management of the Company or the Board and he had no claims against the Company or its directors, officers, employees, or shareholders.

Appointment of Director and Executive Officer

On the same day, the Board of the Company passed a resolution to appoint Xiaoxuan Zhu as a director to the Board to fill the vacancy resulting from Mr. Huang’s resignation and Co-Chief Executive Officer (“Co-CEO”) of the Company, along with Mr. Wenquan Zhu. Following the appointment, Ms. Zhu is now a director to the Board and Co-CEO of the Company.

In connection with the appointments, on January 2, 2026, the Company entered into a director letter agreement and an employment agreement with Ms. Zhu. The terms of the agreements are consistent with the Company’s standard arrangements for its directors and executive officers. The form of the director agreement and employment agreement are filed as Exhibit 10.1 and 10.2 to this report on Form 6-K.

The following is the biographical information of Ms. Zhu

Xiaoxuan Zhu has a solid foundation in management and legal field. In the year of 2024, Ms. Zhu interned at the Corporate Planning Department of Guangdong Dashuyun Investment Holding Group Co., Ltd., a subsidiary of the Company, supporting corporate planning and corporate social responsibility initiatives. Ms. Zhu holds a Bachelor of Laws in Sociology from Peking University and is pursuing her Master’s degree in Management at The University of Chicago Booth School of Business. We believe Ms. Zhu is well qualified to serve as our director and co-CEO of the Company based on her educational background in the fields of law and corporate management and her work experience in the Company.

Strategic Expansion into AI Sector

The Company is executing a strategic expansion into the Artificial Intelligence (AI) sector. This new business line is designed to capture the growing market demand for AI skills and to foster long-term, sustainable value.

In connection with this expansion, the Company has two key personnel developments. The Company has appointed Mr. Hu Huang as Director of the Technology Department of the AI Ecosystem Division. He will be responsible for strengthening the Company’s AI technical infrastructure and supporting the scaling of AI-driven operations. Mr. Huang has 19 years of extensive experience building technology service systems for leading technology companies, including VIPKID, Alibaba Group(9988.HK), and JD.com (NASDAQ: JD). The Company has also signed a strategic cooperation letter of intent with Mr. Canming Wang, an expert in AI technology. Mr. Wang is a top-ranked competitor on Kaggle, the world’s largest data science community, and his expertise will support the Company’s AI business planning and model development. The Company is actively recruiting additional top talent in the AI field to provide robust support for our business development.

On January 2, 2026, the Company issued a press release. A copy of the press release is attached as Exhibit 99.1 and is incorporated herein by reference.

The contents of this Report on Form 6-K are hereby incorporated by reference into (i) the registration statement on Form S-8 (Registration No. 333-284468) of Big Tree Cloud Holdings Limited (the “Company”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 24, 2025, and (ii) the Company’s registration statement on Form F-3 (Registration No. 333-289941) of the Company, that was initially filed with the SEC on August 29, 2025, and declared effective by the SEC on September 9, 2025.

Exhibit

Exhibit No.	Description
10.1	Form of Director Letter Agreement of the Company
10.2	Form of Employment Agreement of the Company
99.1	Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 2, 2026
Big Tree Cloud Holdings Limited

	By:	/s/ Wenquan Zhu
	Name:	Wenquan Zhu
	Title:	Chairman of the Board of Directors and Co-Chief Executive Officer

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